Exhibit 3.30

LIMITED LIABILITY COMPANY AGREEMENT

OF

KW - RICHMOND, LLC

A DELAWARE LIMITED LIABILITY COMPANY

i

LIMITED LIABILITY COMPANY AGREEMENT

OF

KW - RICHMOND, LLC,

A Delaware Limited Liability Company

This Limited Liability Company Agreement is made as of June 23, 2008, by and among the Persons set forth on Exhibit A, with reference to the following facts:

A. KW - Richmond, LLC (the “Company”) was formed on June 23, 2008 as a limited liability company under the laws of the State of Delaware.

B. The parties now desire to enter into this limited liability company agreement to govern their respective rights and obligations as members of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt of which is acknowledged, the parties agree that the following shall be the Limited Liability Company Agreement of the Company.

ARTICLE I

DEFINITIONS

When used in this Agreement, the following terms have the following meanings:

1.1 “Act” means the Limited Liability Company Act of the State of Delaware.

1.2 “Adjusted Capital Account” of a Member means the Capital Account of that Member increased by the Member’s share of Company Minimum Gain and Member Minimum Gain.

1.3 “Adjusted Capital Contribution” of a Member means the excess of (a) that Member’s Capital Contribution to the Company, over (b) Distributions to that Member under Section 6.8(a).

1.4 “Affiliate” of a Member or Manager means (a) a Person directly or indirectly (through one or more intermediaries) controlling, controlled by or under common control with that Member or Manager; (b) an officer, director, partner, member or immediate family member of that Member or Manager; or (c) a member of the immediate family of an officer, director, partner or member of that Member or Manager; provided, however, that (i) neither the Company nor any of its subsidiaries will be deemed an Affiliate of a Member or Manager and (ii) neither a Member nor a Manager nor any of their respective Affiliates will be deemed an Affiliate of the Company or any of the Company’s subsidiaries. For these purposes “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.5 “Agreement” means this Limited Liability Company Agreement of KW - Richmond, LLC, as originally executed and as amended from time to time.

1.6 “Bankruptcy” of a Member means the institution of any proceedings under any federal or state law for the relief of debtors, including the filing by or against that Member of a voluntary or involuntary case under the federal bankruptcy law, which proceedings, if involuntary, are not dismissed within sixty (60) days after their filing; an assignment of the property of that Member for the benefit of creditors; the appointment of a receiver, trustee or conservator of any substantial portion of the assets of that Member, which appointment, if obtained ex parte, is not dismissed within sixty (60) days thereafter; the seizure by a sheriff, receiver, trustee or conservator of any substantial portion of the assets of that Member; the failure by that Member generally to pay its debts as they become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court; or that Member’s admission in writing of its inability to pay its debts as they become due.

1.7 “Capital Account” of a Member means the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In the event that assets of the Company other than cash are distributed to a Member in kind, Capital Accounts shall be adjusted for the hypothetical “book” gain or loss that would have been realized by the Company if the distributed assets had been sold for their fair market values in a cash sale (in order to reflect unrealized gain or loss). In the event of the liquidation of the Company, Capital Accounts shall be adjusted for the hypothetical “book” gain or loss that would have been realized by the Company if all Company assets had been sold for their fair market values in a cash sale (in order to reflect unrealized gain or loss).

1.8 “Capital Contribution” of a Member, at any particular time, means the amount of money or property or a promissory note or other binding obligation to contribute money or property, which that Member has theretofore contributed to the capital of the Company.

1.9 “Certificate of Formation” means the Articles of Organization of the Company as filed under the Act with the Delaware Secretary of State, as the same may be amended from time to time.

1.10 “Code” means the Internal Revenue Code of 1986.

1.11 “Company” means KW - Richmond, LLC, a Delaware limited liability company.

1.12 “Company Minimum Gain” with respect to any taxable year of the Company means the “partnership minimum gain” of the Company computed strictly in accordance with the principles of Section 1.704-2(d) of the Treasury Regulations.

1.13 “Distributable Cash” at any time means that portion of the cash then on hand or in bank accounts of the Company which the Manager, in their absolute discretion, deem available for distribution to the Members, taking into account (a) the amount of cash required for the payment of all current expenses, liabilities and obligations of the Company (whether for expense items, capital expenditures, improvements, retirement of indebtedness or otherwise) and (b) the amount of cash which the Manager deems necessary to establish prudent reserves for the payment of future capital expenditures, improvements, retirements of indebtedness, operations and contingencies, known or unknown, liquidated or unliquidated, including, but not limited to, liabilities which may be incurred in litigation and liabilities undertaken pursuant to the indemnification provisions of this Agreement.

1.14 “Distribution” means the transfer of money or property by the Company to one or more Members without separate consideration.

1.15 “Economic Interest” means a share, expressed as a percentage, of one or more of the Company’s Net Profits, Net Losses, Tax Credits, Distributable Cash or other Distributions, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in the management of the Company or the right to information concerning the business and affairs of the Company.

1.16 “Economic Risk of Loss” means the economic risk of loss within the meaning of Section 1.752-2 of the Treasury Regulations.

1.17 “Fiscal Year” means the Company’s fiscal year, which shall be the calendar year.

1.18 “Former Member” has the meaning specified in Section 8.2.

1.19 “Former Member’s Interest” has the meaning specified in Section 8.2.

1.20 “Indemnified Persons” has the meaning specified in Section 11.1.

1.21 “Managers” means the one or more managers of the Company selected by the Members pursuant to Section 5.1(b).

1.22 “Member” means each Person who (a) is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with the Certificate of Formation or this Agreement or is a transferee of a Member who has become a Member in accordance with ARTICLE VII, and (b) has not suffered a Membership Termination Event.

1.23 “Member Minimum Gain” has the meaning given to the term “partner nonrecourse debt minimum gain” in Section 1.704-2(i) of the Treasury Regulations.

1.24 “Member Nonrecourse Debt” means any “partner nonrecourse liability” or “partner nonrecourse debt” under Section 1.704-2(b)(4) of the Treasury Regulations. Subject to the foregoing, it means any Company liability to the extent the liability is nonrecourse for purposes of Section 1.1001-2 of the Treasury Regulations, and a Member (or related Person within the meaning of Section 1.752-4(b) of the Treasury Regulations) bears the Economic Risk of Loss under Section 1.752-2 of the Treasury Regulations because, for example, the Member or related Person is the creditor or a guarantor.

1.25 “Member Nonrecourse Deductions” means the Company deductions, losses and Code Section 705(a)(2)(B) expenditures, as the case may be (as computed for “book” purposes), that are treated as deductions, losses and expenditures attributable to Member Nonrecourse Debt under Section 1.704-2(i)(2) of the Treasury Regulations.

1.26 “Membership Interest” means a Member’s total interest as a member of the Company, including that Member’s share of the Company’s Net Profits, Net Losses, Tax Credits, Distributable Cash or other Distributions, its right to inspect the books and records of the Company and its right, to the extent specifically provided in this Agreement, to participate in the business, affairs and management of the Company and to vote or grant consent with respect to matters coming before the Company.

1.27 “Membership Termination Event” with respect to any Member means one or more of the following: the withdrawal, resignation, Bankruptcy, dissolution or occurrence of any other event which terminates the continued membership of that Member in the Company, other than a Transfer of a Member’s Membership Interest which is made in accordance with the provisions of ARTICLE VII.

1.28 “Net Profits” and “Net Losses” means, for each fiscal period, the net income and net loss, respectively, of the Company determined strictly in accordance with federal income tax principles (including rules governing depreciation and amortization), except that in computing net income or net loss, the “book” value of an asset will be substituted for its adjusted tax basis if the two differ, and the following items shall be excluded from the computation:

(a) any gain, income, deductions or losses specially allocated under Sections 6.1, 6.2, or 6.3;

(b) any Nonrecourse Deductions; and

(c) any Member Nonrecourse Deductions.

1.29 “Nonrecourse Deductions” in any fiscal period means the amount of Company deductions that are characterized as “nonrecourse deductions” under Treasury Regulations Section 1.704-2(b) of the Treasury Regulations.

1.30 “Nonrecourse Liability” means a liability treated as a “nonrecourse liability” under Sections 1.704-2(b)(3) and 1.752-1(a)(2) of the Treasury Regulations.

1.31 “Percentage Interest” means the percentage interest of a Member set forth opposite the name of that Member in Exhibit A, as such percentage may be adjusted from time to time pursuant to the provisions of this Agreement.

1.32 “Person” means any entity, corporation, company, association, joint venture, joint stock company, partnership (whether general, limited or limited liability), trust, limited liability company, real estate investment trust, organization, individual (including any personal representative, executor or heir of a deceased individual), nation, state, government (including any agency, department, bureau, board, division or instrumentality thereof), trustee, receiver or liquidator.

1.33 “Property” has the meaning specified in Section 2.4.

1.34 “Tax Credits” means all credits against income or franchise taxes and credits allowable to Members under state, federal or other tax statutes.

1.35 “Tax Matters Partner” means the Member appointed pursuant to the provisions of Section 9.3 to serve as the “tax matters partner” of the Company for purposes of Sections 6221-6233 of the Code. Initially, the Tax Matters Partner shall be K-W Properties, a Delaware corporation.

1.36 “Transfer” means, with respect to a Membership Interest or any interest therein, the sale, assignment, transfer, disposition, pledge, hypothecation or encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of (a) all or any part of that Membership Interest or interest therein or (b) a controlling interest in any Person which directly or indirectly through one or more intermediaries holds that Membership Interest or interest therein.

1.37 “Treasury Regulations” means the regulations of the United States Treasury Department pertaining to the income tax.

References in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules,” shall be to the Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specifically provided; all Exhibits and Schedules to this Agreement are incorporated herein by reference; any of the terms used in this Agreement may, unless the context otherwise requires, be used in the singular or the plural and in any gender depending on the reference; the words “herein”, “hereof” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and except as otherwise specified in this Agreement, all references in this Agreement (a) to any Person shall be deemed to include such Person’s permitted heirs, personal representatives, successors and assigns; (b) to any agreement, any document or any other written instrument shall be a reference to such agreement, document or instrument together with all exhibits, schedules, attachments and appendices thereto, and in each case as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof; and (c) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

ARTICLE II

ORGANIZATIONAL MATTERS

2.1 Name. The name of the Company shall be “KW - Richmond, LLC.” The business of the Company may be conducted under that name or, upon compliance with applicable law, under any other name that the Manager deems appropriate or advisable.

2.2 Term. The term of the Company’s existence commenced upon the filing of its Certificate of Formation with the Delaware Secretary of State on June 23, 2008 under the name “KW - Richmond, LLC” and shall continue until such time as it is terminated pursuant to ARTICLE X.

2.3 Office and Agent. The principal office of the Company shall be at 9601 Wilshire Boulevard, Suite 220, Beverly Hills, Delaware , 90210 or at such other place as the Manager may determine from time to time. The Company may also have such other offices within and without the State of Delaware as the Manager may from time to time determine. The name and business address of the Company’s agent for service of process in the State of Delaware is Stuart Cramer, c/o Kennedy Wilson, 9601 Wilshire Boulevard, Suite 220, Beverly Hills, Delaware 90210, or as may otherwise be determined by the Manager from time to time.

2.4 Purpose of Company. The Company may engage in any lawful activity for which a limited liability company may be organized under the Act; however, its primary purpose shall be to engage in the following activities: to form, invest in, capitalize and own 24.23% of the equity in Bay Fund Opportunity LLC, a California limited liability company, whose purpose is to invest in and own fifty percent (50%) of the equity in Emerald Marina Shores Richmond, LLC, a Delaware limited liability company and fifty percent (50%) of the equity in Emerald Marina Cove Richmond, LLC, a Delaware limited liability company, which collectively own the real property together with all improvements thereon located at One Schooner Court, Richmond, Delaware and One Shoreline Court, Richmond, Delaware (collectively, the “Property”).

2.5 Intent. It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a “partnership” for Federal and state income tax purposes. It also is the intent of the Members that the Company not be operated or treated as a “partnership” for purposes of Section 303 of the United States Bankruptcy Code. No Member or Manager shall take any action inconsistent with that express intent.

2.6 Reimbursement of Expenses of Organization. The Members hereby authorize the Company to pay its expenses of organization and to reimburse any Person advancing funds for that purpose.

ARTICLE III

CAPITAL CONTRIBUTIONS

3.1 Initial Capital Contributions. Each Member shall contribute to the Company the monies specified in Exhibit A as that Member’s initial Capital Contribution.

3.2 Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions not specifically referred to in Section 3.1.

3.3 Capital Accounts. The Company shall establish and maintain an individual Capital Account for each Member.

3.4 No Priorities of Members; No Withdrawals of Capital. Except as otherwise specified in ARTICLE VI and in the Act, no Member shall have a priority over any other Member as to any Distribution, whether by way of return of capital or by way of profits, or as to any allocation of Net Profits or Net Losses. No Member shall have the right to withdraw or reduce its Capital Contributions in the Company except as a result of the dissolution of the Company or as otherwise provided in Section 4.3 or the Act, and no Member shall have the right to demand or receive property other than cash in return for its Capital Contributions.

3.5 No Interest. No Member shall be entitled to receive any interest on its Capital Contributions.

ARTICLE IV

MEMBERS

4.1 Limited Liability. Except as required under the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise.

4.2 Admission of Additional Members. Subject to compliance with applicable law, and the approval of the requisite Members specified in Section 5.3(c), additional Members may be admitted to the Company from time to time upon such terms and conditions as the Members may determine, and any such additional Members shall be granted Membership Interests and may participate in the management, Distributable Cash, Net Profits, Net Losses, Tax Credits and other Distributions of the Company on such terms as the Members may fix.

4.3 Withdrawal. No Member may withdraw or resign from the Company except with the prior written consent of all other Members which consent may be given or withheld, conditioned or delayed in the other Members’ sole discretion.

ARTICLE V

MANAGEMENT AND CONTROL OF THE COMPANY

5.1 Management of the Company by Manager.

(a) Management by Manager. The business and affairs of the Company shall be managed and controlled exclusively by K-W Properties, a California corporation. Except for situations in which the approval of the Members is specifically required by the Act, the Certificate of Formation or this Agreement, the Manager shall have full authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters, to supervise, direct and control the actions of the officers, if any, of the Company and to perform any and all other actions customary or incident to the management of the Company’s business, property and affairs. Within the resources available to the Company, the Manager shall control and direct the administration of the business and affairs of the Company in accordance with sound business practice, taking such steps as are necessary or appropriate in their reasonable judgment to conserve and enhance the value and profitability of the Company’s business, property and affairs.

(b) Election and Term of Manager. The Company shall initially have one (1) Manager, who shall be K-W Properties, a California corporation. Unless that Manager resigns, dies or is removed, each Manager shall hold office indefinitely. Any Manager may be removed at any time for any reason by the affirmative vote or written consent of all of the Members. Any such removal shall be without prejudice to the rights, if any, of the Manager under any employment contract with the Company and, if the Manager is also a Member, shall not affect the Manager’s rights as a Member or constitute its withdrawal as a Member. Any vacancy occurring for any reason in the number of Managers may be filled by the affirmative vote or written consent of all of the Members.

(c) Agency Authority of Manager. Subject to Section 5.3, any Manager, acting alone, is authorized to endorse all checks, drafts and other evidences of indebtedness made payable to the order of the Company and to execute all agreements, contracts, commitments, checks, instruments and other documents on behalf of the Company. The Manager shall have the right to delegate in writing any or all of their authority, rights and/or obligations, whether arising hereunder, under the Act or otherwise, to any one or more officers, agents or other duly authorized representatives.

5.2 Officers of the Company.

(a) Appointment of Officers. The Manager may, at its discretion, appoint officers of the Company at any time to conduct, or to assist the Manager in the conduct of, the day-to-day business and affairs of the Company. The officers of the Company may include a Chairperson, a President or Chief Executive Officer, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers and a Comptroller. The officers shall serve at the pleasure of the Manager subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. The officers shall exercise such powers and perform such duties as are typically exercised by similarly titled officers in a corporation and as shall be determined from time to time by the Manager, but subject in all instances to the supervision and control of the Manager. Initially, there shall be a President, three Vice Presidents, and a Treasurer and Secretary of the Company. Barry Schlesinger shall serve as the initial President of the Company, William McMorrow, Stuart Cramer and John Prabhu shall each serve as an initial Vice President of the Company, and John Prabhu shall serve as the initial Secretary and Treasurer of the Company, subject to all of the foregoing prerogatives of the Manager.

(b) Signing Authority of Officers. The officers, if any, shall have such authority to sign checks, instruments and other documents on behalf of the Company as may be delegated to them by the Manager.

(c) Acts of Officers as Conclusive Evidence of Authority. Any note, mortgage, deed of trust, evidence of indebtedness, contract, certificate, statement, conveyance or other instrument or obligation in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the Chairperson, the

President or Chief Executive Officer, any Vice-President or the Chief Financial Officer, is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other Person that the signing officers had no authority to execute the same.

5.3 Limitations on Power of Manager. Notwithstanding any other provisions of this Agreement, however, the Manager shall have no power or authority to approve or cause the Company to engage in any of the following, without first obtaining the unanimous vote or written consent of all Members:

(a) the sale, exchange or other disposition of all, or substantially all, of the Company’s assets occurring as part of a single transaction or plan, or in a series of transactions, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution;

(b) the merger of the Company with another limited liability company or a corporation, general partnership, limited partnership or other entity;

(c) the admission of another Person as a Member of the Company;

(d) any Company borrowing of money which, after giving effect to the borrowing, causes the Company to have more than Five Hundred Thousand Dollars ($500,000.00) in principal amount of Company borrowings outstanding;

(e) any loan in excess of Five Hundred Thousand Dollars ($500,000.00) by the Company to any Person, any guaranty by the Company of any other Person’s obligations in excess of Five Hundred Thousand Dollars ($500,000.00) or any investment of more than Five Hundred Thousand Dollars ($500,000.00) by the Company in the business of any other Person;

(f) any alteration of the primary purpose of the Company as set forth in Section 2.4;

(g) any act which would make it impossible to carry on the ordinary business of the Company;

(h) any decision to place the Company into Bankruptcy; or

(i) any amendment to the Certificate of Formation or this Agreement.

5.4 Transactions between the Company and the Members. Notwithstanding that it may constitute a conflict of interest, the Members and/or Manager may, and may cause their Affiliates to, engage in any transaction with the Company (including, without limitation, the purchase, sale, lease or exchange of any property, the lending of money, the rendering of any service or the establishment of any salary, other compensation or other terms of employment) so long as that transaction is not expressly prohibited by this Agreement.

5.5 Performance of Duties; Liability of Manager and Officers. No Manager or officer shall be liable to the Company or to any other Member for any losses or damages suffered by them, except as the result of fraud, deceit, gross negligence, reckless or intentional misconduct or a knowing violation of law or this Agreement by that Manager or officer or as a result of acts from which that Manager or officer derives an improper personal benefit. The Manager and officers, if any, shall perform their duties in good faith, in a manner they reasonably believe to be in the best interests of the Company and the Members. In performing their duties, the Manager and officers shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of the following persons or groups unless they have knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that the Manager and officers act in good faith and after reasonable inquiry when the need therefor is indicated by the circumstances:

(a) one or more agents of the Company whom the Manager or officers, as the case may be, reasonably believe to be reliable and competent in the matters presented; or

(b) any attorney, independent accountant or other Person as to matters which the Manager or officers, as the case may be, reasonably believe to be within such Person’s professional or expert competence.

5.6 Competitive Activities; Company Opportunities. The Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company’s business and that might be in direct or indirect competition with the Company’s business. Neither the Company nor any other Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. The Members shall not be obligated to present any investment opportunity or prospective economic advantage to the Company or the other Members even if the opportunity is one of the character that, if presented to the Company or the other Members, could be taken by the Company or any of the other Members. The Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company or the other Members. The Members acknowledge that the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Members’ time. The Members hereby waive any and all rights and claims which they may otherwise have against the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities.

5.7 Expenses. The Company shall reimburse the Members and the Manager and their respective Affiliates for (i) all reasonable out-of-pocket costs and expenses incurred by them in connection with the business and affairs of the Company, as well as organizational expenses (including, without limitation, legal and accounting fees and costs) incurred by them to form the Company and to prepare the Certificate of Formation and this Agreement, and (ii) the direct costs in connection with the acquisition of the Property.

ARTICLE VI

ALLOCATIONS OF NET PROFITS, NET LOSSES AND DISTRIBUTIONS

6.1 Minimum Gain Chargeback. In the event that there is a net decrease in the Company Minimum Gain during any taxable year, the minimum gain chargeback described in Sections 1.704-2(f) and (g) of the Treasury Regulations shall apply.

6.2 Member Minimum Gain Chargeback. If during any taxable year there is a net decrease in Member Minimum Gain, the partner minimum gain chargeback described in Section 1.704-2(i)(4) of the Treasury Regulations shall apply.

6.3 Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation or Distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member’s Capital Account, shall be allocated items of “book” income and gain in accordance with the provisions of the “qualified income offset” as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

6.4 Nonrecourse Deductions. Nonrecourse Deductions shall be allocated to the Members in proportion to their Percentage Interests.

6.5 Member Nonrecourse Deductions. Member Nonrecourse Deductions shall be allocated to the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations in accordance with the manner in which the Members bear the burden of an Economic Risk of Loss corresponding to the Member Nonrecourse Deductions.

6.6 Allocation of Net Profits. The Net Profits for each fiscal period of the Company shall be allocated to the Members in accordance with the following order of priority:

(a) first, to those Members with negative Adjusted Capital Accounts, among them in proportion to the ratio of the negative balances in their Adjusted Capital Accounts, until no Member has a negative Adjusted Capital Account;

(b) second, to those Members whose Adjusted Capital Contributions are in excess of their Adjusted Capital Accounts, among them in accordance with the ratio of these excesses, until all of these excesses have been eliminated; and

(c) finally, to the Members in proportion to their Percentage Interests.

6.7 Allocation of Net Losses. Net Losses for each fiscal period of the Company shall be allocated to the Members in proportion to their Percentage Interests.

6.8 Distribution of Assets by the Company. Subject to applicable law and any limitations contained elsewhere in this Agreement, the Manager may elect from time to time to cause the Company to distribute Distributable Cash to the Members, which Distributions shall be in the following order of priority:

(a) first, to the Members in proportion to their Adjusted Capital Contributions until each Member’s Adjusted Capital Contribution has been reduced to zero; and

(b) finally, to the Members in proportion to their Percentage Interests.

6.9 Allocation of Net Profits and Losses in Respect of a Transferred Interest. If any Membership Interest is Transferred or is increased or decreased by reason of the admission of a new Member or otherwise during any Fiscal Year, each item of income, gain, loss, deduction or credit of the Company for that Fiscal Year shall be assigned pro rata to each day in the particular period of that Fiscal Year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each item so assigned to any such day shall be allocated to the Member based upon that Member’s respective Membership Interest at the close of that day. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Membership Interests as of the date that sale or other disposition occurs.

6.10 Tax Allocation Matters.

(a) Contributed or Revalued Property. Each Member’s allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company’s property is revalued pursuant to Paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Treasury Regulations, shall be determined in the manner (and as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it and the fair market value of the property determined by the Manager at the time of its contribution or revaluation, as the case may be. The Company shall apply Section 704(c)(1)(A) by using the “traditional method” as set forth in Section 1.704-3(b) of the Treasury Regulations.

(b) Recapture Items. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member’s distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member’s share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

6.11 Order of Application. To the extent that any allocation, Distribution or adjustment specified in any of the preceding Sections of this ARTICLE VI affects the results of any other allocation, Distribution or adjustment required herein, the allocations, Distributions and adjustments specified in the following Sections shall be made in the priority listed:

(a) Section 6.8.

(b) Section 6.1.

(c) Section 6.2.

(d) Section 6.3.

(e) Section 6.4.

(f) Section 6.5.

(g) Section 6.7.

(h) Section 6.6.

(i) Section 10.5.

These provisions shall be applied as if all Distributions and allocations were made at the end of the Company’s Fiscal Year. Where any provision depends on the Capital Account of any Member, that Capital Account shall be determined after the operation of all preceding provisions for the Fiscal Year.

6.12 Allocation of Liabilities. Each Member’s interest in “partnership” profits for purposes of determining that Member’s share of “excess nonrecourse liabilities” of the Company as used in Section 1.752-3(a)(3) of the Treasury Regulations, shall be equal to that Member’s Percentage Interest.

6.13 Form of Distribution. No Member, regardless of the nature of its Capital Contribution, has the right to demand and receive any Distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a Distribution of any asset in kind in lieu of a proportionate Distribution of money being made to other Member(s), and except upon a dissolution and the winding up of the Company, no Member may be compelled to accept a Distribution of any asset in kind.

ARTICLE VII

TRANSFER OF INTERESTS

7.1 Transfer of Interests. No Member shall be entitled to Transfer all or any part of its Membership Interest except with the prior written consent of all other Members, which consent may be given or withheld, conditioned or delayed as the other Members may determine in their sole and absolute discretions. Any attempted Transfer without such prior written consent shall be null and void ab initio, and the transferee shall not become a Member.

ARTICLE VIII

CONSEQUENCES OF MEMBERSHIP TERMINATION EVENTS

8.1 Dissolution of Company. The occurrence of a Membership Termination Event as to any Member other than the last and only remaining Member shall not dissolve the Company. Upon the occurrence of a Membership Termination Event as to the last and only remaining Member, the Company shall dissolve unless Manager and the personal representative or other successor-in-interest of the last and only remaining Member consent in writing within ninety

(90) days of that Membership Termination Event to the continuation of the Company and to the admission of such personal representative or other successor-in-interest, or its designee or nominee, as a Member.

8.2 Admission or Conversion. Upon the occurrence of a Membership Termination Event with respect to a Member under circumstances where the Company does not dissolve, the Manager shall determine which one of the following shall occur and give written notice thereof to the remaining Members and to the Member who suffered the Membership Termination Event (the “Former Member”):

(a) the Former Member’s successor-in-interest shall be admitted as a Member of the Company in the place and stead of the Former Member to the extent of the Former Member’s Membership Interest (the “Former Member’s Interest”); or

(b) the Former Member’s Interest shall be converted to a bare Economic Interest, and the Former Member’s representative or other successor-in-interest shall become the owner of that Economic Interest.

ARTICLE IX

ACCOUNTING, RECORDS, REPORTING BY MEMBERS

9.1 Books and Records. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, using the method of accounting determined by the Manager. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company’s business. Each Member and its duly authorized representative shall have complete access to all such books and records at any time.

9.2 Bank Accounts; Invested Funds. All funds of the Company shall be deposited in such account or accounts of the Company as may be determined by the Manager and shall not be commingled with the funds of any other Person. All withdrawals therefrom shall be made upon checks signed by such persons and in such manner as the Manager may determine. Temporary surplus funds of the Company may be invested in commercial paper, time deposits, short-term government obligations or other investments determined by the Manager.

9.3 Tax Matters for the Company Handled by Manager and Tax Matters Partner. The Manager shall from time to time cause the Company to make such tax elections as they deem to be in the best interests of the Company and the Members. The Tax Matters Partner shall represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend Company funds for professional services and costs associated therewith. If for any reason the Tax Matters Partner can no longer serve in that capacity, the Manager may designate another Member to be Tax Matters Partner.

9.4 Accounting Matters. All decisions as to accounting matters shall be made by the Manager.

ARTICLE X

DISSOLUTION AND WINDING UP

10.1 Dissolution. The Company shall be dissolved, its assets disposed of and its affairs wound up upon (and only upon) the first to occur of the following:

(a) the unanimous vote of all of the Members;

(b) the occurrence of a Membership Termination Event as to the last and only remaining Member if the Manager and that Member’s successor-in-interest fail to consent to the continuation of the Company in accordance with Section 8.1 within ninety (90) days after the occurrence of that event;

(c) the sale of all or substantially all of the assets of the Company;

(c) the Company’s Bankruptcy; or

(d) the occurrence of an event which makes it unlawful for the business of the Company to be continued.

10.2 Date of Dissolution. Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the assets of the Company have been liquidated and distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company and the rights and obligations of the Members, as such, shall continue to be governed by this Agreement.

10.3 Winding Up. Upon the occurrence of any event specified in Section 10.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Manager shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities and assets of the Company, shall cause its assets either to be sold or distributed, as they may determine, and shall cause the proceeds therefrom, to the extent sufficient, to be applied and distributed as provided in Section 10.5. The Manager shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company.

10.4 Distributions in Kind. Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Net Profit or Net Loss that would have resulted if that asset had been sold for that value, the Net Profit or Net Loss shall then be allocated pursuant to ARTICLE VI, and the Members’ Capital Accounts shall be adjusted to reflect those allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in the distributed asset shall be the fair market value of the interest (net of any liability secured by the asset that the Member assumes or takes subject to). The fair market value of that asset shall be determined by the Manager.

10.5 Order of Payment of Proceeds Upon Dissolution.

(a) Liquidating Distributions. After determining that all known debts and liabilities of the Company, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall promptly be distributed to the Members in accordance with their positive Capital Account balances, after taking into account income and loss allocations for the Company’s taxable year during which the liquidation occurs.

(b) No Liability. No Member shall have any liability to the Company, any Member or any creditor of the Company on account of any deficit balance in its Capital Account.

10.6 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of that Member’s positive Capital Account balance and shall have no recourse for its Capital Contributions and/or share of Net Profits (upon dissolution or otherwise) against the Manager or any other Member.

10.7 Certificate of Cancellation. Upon completion of the winding up of the Company’s affairs, the Manager shall cause a Certificate of Cancellation to be filed with the Delaware Secretary of State.

10.8 Compensation for Services. The Persons winding up the affairs of the Company shall be entitled to reasonable compensation from the Company for their services.

ARTICLE XI

INDEMNIFICATION

11.1 Indemnification. The Company shall indemnify and hold harmless each of the Members and Manager, and each of their respective officers, directors, shareholders, partners, members, trustees, beneficiaries, employees, agents, heirs, assigns, successors-in-interest and Affiliates, (collectively, “Indemnified Persons”) from and against any and all losses, damages, liabilities and expenses, (including costs and reasonable attorneys’ fees), judgments, fines, settlements and other amounts (collectively “Liabilities”) reasonably incurred by any such Indemnified Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative and whether threatened, pending or completed (collectively a “Proceeding”), in which any such Indemnified Person may be involved or with which any such Indemnified Person may be threatened, with respect to or arising out of any act performed by the Indemnified Person or any omission or failure to act if (a) the performance of the act or the omission or failure was done in good faith and within the scope of the authority conferred upon the Indemnified Person by this Agreement or by the Act, except for acts of willful misconduct, gross negligence or reckless disregard of duty, or acts which constitute a material breach of this Agreement or from which such Indemnified Person derived an improper personal benefit or (b) a court of competent jurisdiction determines upon application that, in view of all of the circumstances, the Indemnified Person is fairly and reasonably entitled to indemnification from the Company for such Liabilities as such court may deem proper. The Company’s indemnification obligations hereunder shall apply not only with respect to any Proceeding brought by the Company or a Member but also with respect to any

Proceeding brought by a third party. As a condition to the indemnification and other rights granted to an Indemnified Person pursuant to this Article, however, that Indemnified Person may not settle any action, suit or proceeding without the written consent of the Manager.

11.2 Contract Right; Expenses. The right to indemnification conferred in this ARTICLE XI shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnified Person in defending any such Proceeding in advance of its final disposition; provided, however, that, if the Act so requires, the payment of such expenses in advance of the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the indemnified Person, to repay all amounts so advanced if it shall ultimately be determined that such Person is not entitled to be indemnified under this ARTICLE XI or otherwise.

11.3 Indemnification of Officers and Employees. The Company may, to the extent authorized from time to time by the Manager, grant rights to indemnification and to advancement of expenses to any officer, employee or agent of the Company to the fullest extent of the provisions of this ARTICLE XI with respect to the indemnification and advancement of expenses of Members and Manager of the Company.

11.4 Insurance. The Company may purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against that Person and incurred by that Person in any such capacity or arising out of that Person’s status as an agent, whether or not the Company would have the power to indemnify that Person against liability under the provisions of Section 11.1 or under applicable law.

ARTICLE XII

MISCELLANEOUS

12.1 Amendments. No amendment to this Agreement may be made without compliance with Section 5.3(i). All amendments to this Agreement must be in writing.

12.2 Offset Privilege. Any monetary obligation owing from the Company to any Member or Manager may be offset by the Company against any monetary obligation then owing from that Member or Manager to the Company.

12.3 Arbitration.

(a) General. In the event of any dispute, claim or controversy among the parties arising out of or relating to this Agreement or the Certificate of Formation, whether in contract, tort, equity or otherwise, and whether relating to the meaning, interpretation, effect, validity, performance or enforcement of this Agreement or the Certificate of Formation, such dispute, claim or controversy shall be resolved by and through an arbitration proceeding to be conducted under the auspices and the commercial arbitration rules of the American Arbitration Association (or any like organization successor thereto) at Los Angeles, Delaware . The arbitrability of the dispute, claim or controversy shall likewise be determined in the arbitration. The arbitration proceeding shall be conducted in as expedited a manner as is then permitted by the commercial arbitration rules (formal or informal) of the American Arbitration Association.

Both the foregoing agreement of the parties to arbitrate any and all such disputes, claims and controversies, and the results, determinations, findings, judgments and/or awards rendered through any such arbitration shall be final and binding on the parties and may be specifically enforced by legal proceedings in any court of competent jurisdiction.

(b) Governing Law. The arbitrator(s) shall follow any applicable federal law and Delaware state law (with respect to all matters of substantive law) in rendering an award.

(c) Costs of Arbitration. The cost of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including, without limitation, each party’s attorneys’ fees and costs), shall be borne by the unsuccessful party or, at the discretion of the arbitrator(s), may be prorated between the parties in such proportion as the arbitrator(s) determines to be equitable and shall be awarded as part of the arbitrator’s award.

12.4 Remedies Cumulative. Except as otherwise provided herein, the remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.

12.5 Notices. Any notice to be given to the Company or any Member in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice by courier or other means of personal service, when received if sent by facsimile, or three (3) days after deposit of the notice by first class mail, postage prepaid, or certified mail, return receipt requested. Any such notice must be given to the Company at its principal place of business, and to any Member at the address specified in Exhibit A. Any party may, at any time by giving five (5) days’ prior written notice to the other parties, designate any other address as the new address to which notice must be given.

12.6 Attorney’s Fees. In the event that any dispute between the Company and/or the Members should result in litigation or arbitration, the prevailing party in that dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys’ fees and expenses, subject, however to the provisions of Section 12.3(c).

12.7 Jurisdiction. Each Member consents to the exclusive jurisdiction of the state and federal courts sitting in Los Angeles, Delaware in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement, provided such claim is not required to be arbitrated pursuant to Section 12.3. Each Member further agrees that personal jurisdiction over it may be effected by service of process by registered or certified mail addressed as provided in Section 12.5 and that when so made shall be as if served upon it personally.

12.8 Complete Agreement. This Agreement and the Certificate of Formation constitute the complete and exclusive statement of agreement among the Members with respect to their respective subject matters and supersede all prior written and oral agreements or statements by and among the Members. No representation, statement, condition or warranty not contained in this Agreement or the Certificate of Formation shall be binding on the Members or have any force or effect whatsoever. To the extent that any provision of the Certificate of Formation conflicts with any provision of this Agreement, the Certificate of Formation shall control.

12.9 Binding Effect. Subject to the provisions of this Agreement relating to Transferability, this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors and assigns.

12.10 Section Headings. All Section headings are inserted only for convenience of reference and are not to be considered in the interpretation or construction of any provision of this Agreement.

12.11 Interpretation. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or that Member’s counsel.

12.12 Severability. If any provision of this Agreement or the application of that provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of that provision to persons or circumstances other than those to which it is held invalid shall not be affected.

12.13 Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, all of the Members and Manager of KW - Richmond, LLC, a Delaware limited liability company, have executed this Agreement, effective as of the date first written above.

MEMBER AND MANAGER:

K-W PROPERTIES, a Delaware corporation, its manager

By:	/s/ Freeman Lyle
Name:	Freeman Lyle
Title:	President

MEMBER:

KW EXECUTIVES – RICHMOND, LLC a Delaware limited liability company

By:	/s/ Freeman Lyle
Name:	Freeman Lyle
Title:	Manager

EXHIBIT A

CAPITAL CONTRIBUTIONS, ADDRESSES AND PERCENTAGE INTERESTS

OF MEMBERS

Member’s Name	Member’s Address	Member’s Capital Contribution	Member’s Percentage Interest

KW – Properties a California corporation	9601 Wilshire Boulevard, Suite 220, Beverly Hills, Delaware , 90210	$.00	75.31%
KW Executives – Richmond, LLC	9601 Wilshire Boulevard, Suite 220, Beverly Hills, Delaware , 90210	$.00	24.69%

	TOTAL:	$25,076,000.00	100%